EXHIBIT 9.9

DISCLOSURE UNDER ITEM 4 OF FORM 10-QSB REQUIRED BY ITEM 307 OF REGULATION S-K

     Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within 90 days of the filing date of this report. Based on their evaluation, our principal executive officer and principal accounting officer concluded that [identify registrant]’s disclosure controls and procedures are effective.

     There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced above.

Dated: April 10, 2003	/s/ Keith Witter Chairman Audit Committee